Mail Stop 3561

September 7, 2007

Stephen S. Langin
Vice President and Chief Financial Officer
Stanadyne Holdings, Inc.
92 Deerfield Road
Windsor, CT 06095

> **Re:** **Stanadyne Holdings, Inc.**
> **File No. 333-124154**
> **Stanadyne Corporation**
> **File No. 333-45823**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Langin:

     We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief